FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NBG Group	Q4 Results 2016

PRESS RELEASE

NBG Group: Q4.16 results highlights

•                  Key FY.16 achievements

•                  During 2016 NPEs have reached to a turning point, with a 3rd consecutive quarter of negative formation resulting in the NPE ratio declining by 400bps yoy

•                  Smooth execution of the restructuring plan underpinned by the completion of the disposal of Finansbank, NBGI Private Equity Funds and Astir Palace and the agreement to divest from United Bulgarian Bank (UBB) & Interlease in Bulgaria, as well as from South African Bank of Athens (S.A.B.A.). NBG’s CET1 ratio remains strong, allowing for the repayment of €2bn of CoCos

•                  Elimination of Pillar II & III exposure, implying an annualized P&L saving of c€200m to be fully realized in FY.17; ELA cut by €5.7bn since Dec ‘15 to just €5.8bn in March

•                  Completion of a VES in Greece in Dec ‘16 involving 1,171 employees; annual cost saving of c€60m

•                  NPEs stock declines by €0.9bn qoq for a 3rd quarter in a row

•                  Reflecting favourable curing trends and a pick-up in write offs, domestic NPE stock dropped by €0.9bn qoq, bringing the total reduction in NPEs to an impressive €2.8bn for FY.16

•                  Domestic NPE ratio down by c130bps qoq to the lowest level in the sector(1), at 45.1%, combined with industry leading(1) NPE coverage of 56.5% in Greece

•                  90dpd ratio drops by 160bps qoq to 33.8% in Greece, the lowest among peers(1); 90dpd coverage at a sector high(1) of 75.4% in Greece

•                  FY.16 CoR drops to 212bps in Greece vs 1,004bps in FY.15

•                  Group FY.16 PAT from continuing operations of €53m vs losses of €2.5bn in FY.15; in Greece, FY.16 PAT from continuing operations settles at €17m against losses of €2.5bn in FY.15

•                  Domestic core PPI increases by 31% yoy to €818m in FY.16, reflecting significant funding cost improvements and measured cost reduction

•                  Domestic NII at €1,592m (+1.2% yoy), as funding cost benefits offset loan deleveraging; Net Fees at €149m in Greece vs practically zero levels in 2015, driven by lower expenses related to Pillar II & III bonds

•                  FY.16 OpEx at €991m in Greece (-3.7% yoy) on both personnel (-3.4% yoy) and G&As (-5.6% yoy) cost containment; Dec ‘16 VES is expected to reduce personnel expenses by c€60m in FY.17

•                  Provisions dropped sharply to €684m in Greece from €3,528m a year ago

•                  Lowest ELA exposure among Greek Banks(1); Best-in-class(1) L:D of 86% in Greece

•                  ELA funding down €11.8bn since the imposition of capital controls to €5.8bn in March, by far the lowest in the sector(1); Eurosystem funding at €10.4bn currently(2) from €24.0bn at end-Q4.15

•                  L:D declines further to 86% driven by seasonal domestic deposit inflows of €0.9bn

•                  CET 1 ratio at 16.3%(3)

•                  CET 1 ratio at 16.3%(3) and at 15.8% on a CRD IV FL basis

•                  Capital will be enhanced through the ongoing implementation of the Bank’s restructuring plan

(1)Peer group comparison is based on latest available data

(2)Data as at March 22, 2017

(3)Does not include the impact from the agreed but not completed transactions of UBB & Interlease and S.A.B.A.

Athens March 30, 2017

In a difficult operating environment, NBG has managed to deliver strong results on all key aspects of the business, reducing NPEs, improving the liquidity profile, boosting capital adequacy, and returning to positive profitability.

On the asset quality front, the Bank has managed to maintain a solid pace of NPE reduction throughout the year, reducing the stock by €2.8bn. This result is above the 2016 target by €0.5bn. As a result, NBG is the bank with the lowest NPE ratio in Greece, the highest cash coverage and a solid track record in reducing NPEs.

On the liquidity side of the business, NBG has disengaged completely from State guarantees on senior debt pledged to the ELA, reducing ELA exposure by €6bn despite repaying CoCos of €2bn at the end of the year. As a result, ELA exposure has been contained to less than €6bn, placing NBG in a position of having ELA elimination as a realistic target.

As regards capital, NBG enhanced CET1 by c750bps through the successful conclusion of the sales of Finansbank, Astir Palace and the NBGI private equity funds, thus receiving the regulator’s approval to repay €2bn of capital in the form of CoCos at the end of last year. The successful completion of the remaining divestments, either agreed or in the pipeline, should boost capital ratios further.

On the profitability front, Group PAT from continuing operations turned positive against losses of € 2.5bn in FY.15, with similar results and trends at the core operating level.

In 2017, the economic environment should continue to improve. Our strategic priorities entail further NPE reduction in line with SSM targets, substantial ELA reduction to pave the way for its elimination in early 2018, enhancement of our capital through additional transactions as per the restructuring plan and the maintenance of positive momentum in domestic organic profitability, including through an acceleration in disbursements to Greek corporates.

Athens, March 30, 2017

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Profitability

Greece:

Q4.16 core pre-provision income (core PPI) increased by 5.2% qoq to €216m on the back of further funding cost improvements and OpEx reduction, despite adverse seasonality.

NII amounted to €393m from €403m in Q3.16, with the negative impact from loan deleveraging offsetting funding cost savings from time deposit repricing and ELA reduction. The reduction of assets due to additional EFSF bond disposals of €0.9bn in Q4, resulted in NIM improving by 3bps qoq to 286bps.

Net fee and commission income increased to €47m in Q4.16 from €44m in Q3.16 on the back of lower funding expenses related to Pillar II bonds (€3m from €6m the previous quarter), which were fully redeemed during Q3.16. On a FY basis, Pillar expenses dropped to €54m in FY.16 from €197m in FY.15, driving net fee income and commission income to €149m vs practically zero levels in FY.15 (-€2m).

Q4.16 OpEx declined by 2.7% qoq to €245m, driven by the 8.2% qoq reduction in personnel expenses. FY.16 OpEx amounted to €991m, or 3.7% lower yoy, on the back of both personnel (-3.4% yoy) and G&As (-5.6% yoy) cost containment. Cost-to-core income ratio improved to 55% in FY.16 from 62% in FY.15. The Voluntary Exit Scheme (VES), which was completed in December ‘16 and expensed in Q4.15, is expected to reduce personnel expenses by c€60m in FY.17. The VES involved 1,171 employees leaving the network and the administrative functions.

Q4.16 PAT from continuing operations reached €72m against losses of €5m in Q3.16, with the Astir Palace gain of €150m booked in other income absorbing the elevated loan impairments (€200m from €162m the previous quarter), as well as the negative trading results.

SE Europe(1):

In SE Europe, core PPI remained flat qoq, bringing the FY.16 figure to €63m or 6.4% higher yoy. At the PAT from continuing operations level, the Group reported net profit of €1m in Q4.16 from €11m in Q3.16, due to elevated loan provisions (€18m from €4m in Q3.15).

On a FY basis, SE Europe(1) recorded PAT from continuing operations of €36m against losses of €8m in FY.15, reflecting core income resilience, reduced loan provisions (€31m from €65m a year ago) and lower costs (OpEx down 3.3% yoy).

NPEs stock declines for a 3rd quarter in a row

Q4.16 domestic NPE stock contracted for a third consecutive quarter by €0.9bn qoq, bringing the yoy contraction to €2.8bn in FY.16. The underlying reduction implies a delivery of 1/3 of the targeted reduction of €8.5bn agreed with the SSM. The sustained NPE reduction is a function of favourable curing trends and write-offs, with the latter amounting to €1.2bn in FY.16. As a result,

(1) SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia (FYROM), Cyprus, Malta and Egypt

the NPE ratio in Greece dropped to the lowest level of the sector(1), at 45.1% in Q4.16 from 49.2% in Q4.15 despite deleveraging, with NPE coverage settling at an industry leading level(1) of 56.5%.

At the Group level, 90dpd formation turned negative (-€255m), reflecting the 90dpd formation in Greece (-€253m compared with €188m in Q3.16). On a FY basis, domestic 90dpd formation dropped sharply to just €65m from €869m in FY.15.

Q4.16 domestic provisioning run rate settled at 252bps from 201bps in Q3.16, following the end-year recalibration of the credit risk parameters in the domestic impairment model. At the FY level, domestic CoR reached 212bps vs 1,004bps in FY.15. 90dpd coverage stood at 75.4% in Greece and at 74.3% at the Group level, the highest in the domestic market(1).

In SE Europe(2), the 90dpd ratio increased by 10bps qoq to 24.0% on increased coverage of 58.6% in Q4.16 from 57.7% the previous quarter.

Superior liquidity position

Group deposits increased by 2.2% qoq to €40.5bn in Q4.16, reflecting mainly deposit inflows of €0.9bn in Greece. In SE Europe(2), deposits decreased by 0.7% qoq to €3.6bn.

Despite the repayment of €2bn of CoCos, Eurosystem funding settled at €10.4bn in March(3) from €24.0bn at end-Q4.15. Notably, ELA has dropped to €5.8bn currently(3) from €11.5bn at end-Q4.15. The sharp ELA reduction reflects the successful execution of our restructuring plan, the reinstatement by the ECB of the waiver for marketable debt instruments issued or fully guaranteed by the Hellenic Republic, sustained deleveraging and small deposit inflows. NBG maintains by far the lowest exposure in the sector(1), with ELA over assets (excluding EFSF & ESM bonds) standing at 8%. The cash value of excess collateral that can be pledged to the ELA amounts to €8.1bn(2).

With ELA exposure at €5.8bn, NBG maintains a unique funding advantage ahead of the domestic economic recovery. Furthermore, reflecting slightly positive deposit trends and deleveraging, the L:D ratio dropped further to 86% in Greece and 88% at the Group level, the lowest among the core Greek banks(1), providing room to exploit future corporate credit opportunities.

Capital position

CET1 ratio stood at 16.3%, excluding the impact from the agreed but not completed transactions of UBB & Interlease and S.A.B.A. that will add c106bps to CET1 ratio. Capital will be further enhanced through the full implementation of the Bank’s restructuring plan.

On a CRD IV FL basis, CET 1 settles at 15.8%.

(1) Peer comparison is based on latest available data

(2) SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia (FYROM), Cyprus, Malta and Egypt

(3) Data as at March 22, 2017

Annex

(€ millions)	Q4.16	Q3.16	qoq Δ		FY.16	FY.15	yoy Δ
Results (€m)
Group PAT from continuing operations(1)	73	6	>100%		53	-2,490	n.m.
Greece	72	-5	n.m.		17	-2,482	n.m.
SEE & other(2)	1	11	-92.7%		36	-8	n.m.
Core Revenues(€m)
Group	522	516	1.1%		2,050	1,896	8.1%
Greece	461	457	0.9%		1,809	1,653	9.4%
SE Europe & other	61	59	2.7%		241	243	-0.9%
Operating Expenses (€m)
Group	291	296	-1.9%		1,169	1,214	-3.7%
Greece	245	252	-2.7%		991	1,030	-3.7%
SE Europe & other(2)	46	44	2.7%		178	184	-3.3%
Group Balance Sheet (€m)
Total Assets(1)	74,806	77,703	-3.7%		74,806	79,813	-6.3%
Net Loans(3)	35,470	35,681	-0.6%		35,470	36,812	-3.6%
Deposits(3)	40,459	39,607	2.2%		40,459	40,289	0.4%
Common Equity(4)	6,906	7,070	-2.3%		6,906	7,071	-2.3%
Tangible Equity	6,769	6,937	-2.4%		6,769	6,930	-2.3%
Group(1) Ratios
(Net) Loans: Deposits (%)	88%	90%	-2	pps	88%	91%	-4	pps
Net Interest Margin (bps)	290	288	2	bps	283	265	18	bps
Asset Quality
Group(1) +90dpd ratio (%)	32.9%	34.3%	-1.4	pps	32.9%	33.3%	-0.4	pps
Greece	33.8%	35.4%	-1.6	pps	33.8%	34.1%	-0.3	pps
SE Europe & other(2)	24.0%	23.9%	0.1	pps	24.0%	24.5%	-0.5	pps
Group(1) +90dpd coverage (%)	74.3%	73.4%	0.9	pps	74.3%	75.6%	-1.3	pps
Greece	75.4%	74.5%	0.9	pps	75.4%	76.8%	-1.4	pps
SE Europe & other(2)	58.6%	57.7%	0.9	pps	58.6%	58.6%	0.0	pps

Group(1) NPE ratio (%)	43.6%	44.8%	-1.2	pps	43.6%	47.5%	-3.9	pps
Greece	45.1%	46.4%	-1.3	pps	45.1%	49.2%	-4.1	pps
SE Europe & other(2)	29.7%	29.0%	0.7	pps	29.7%	31.1%	-1.4	pps
Group(1) NPE coverage (%)	56.0%	56.3%	-0.3	pps	56.0%	52.9%	3.1	pps
Greece	56.5%	56.8%	-0.3	pps	56.5%	53.4%	3.1	pps
SE Europe & other(2)	47.4%	47.5%	-0.1	pps	47.4%	46.1%	1.3	pps

(1) Group excludes assets held-for-sale & discontinued operations (Finansbank, NBGI, Astir Palace, UBB & Interlease and S.A.B.A.)

(2) SE Europe includes the Group’s businesses in Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia (FYROM), Cyprus, Malta and Egypt

(3) Net loans and deposits in Q3.16 and 2015 exclude the amounts of S.A.B.A., UBB and Interlease that have been reclassified in 2016 as non-current assets held for sale and liabilities associated with non-current assets held for sale, respectively

(4) Common equity excludes minorities, as well as CoCos of €2,029m in FY.15 and Q3.16

Name	Abbreviation	Definition
Common Equity / Book Value	BV	Equity attributable to NBG shareholders less minorities (non-controlling interests) and contingent convertible securities (CoCos)
Core Equity Tier 1 Ratio	CET1 ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs
Core Equity Tier 1 Ratio Fully Loaded	CET1 ratio, CRD IV FL	CET1 capital as defined by Regulation No 575/2013, without the application of the transitional rules over RWAs
Core Income	CI	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions
Core Operating Result (Profit / (Loss))	—	Core income less operating expenses and provisions (credit provisions and other impairment charges)
Core Pre-Provision Income	Core PPI	Core Income less operating expenses, before provisions (credit provisions and other impairment charges)
Cost of Risk / Provisioning Rate	CoR	Credit provisions of the period annualized over average net loans
Cost-to-Core Income Ratio	C:CI	Operating expenses over core Income
Cost-to-Income Ratio	C:I	Operating expenses over total income
Funding cost	—	The blended cost of deposits, ECB refinancing, repo transactions and ELA funding
Gross Loans	—	Loans and advances to customers before allowance for impairment, excluding the loan to the Greek State of €6.2bn
Loans-to-Deposits Ratio	L:D	Net loans over total deposits, period end
Net Interest Margin	NIM	NII annualized over average interest earning assets
Net Loans	—	Loans and advances to customers, excluding the loan to the Greek State of €6.2bn
Net Profit / (Loss)	—	Profit / (loss) for the period attributable to NBG equity shareholders
Non-Performing Exposures	NPEs

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: (a) material exposures which are more than 90 days past due, (b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due

Non-Performing Exposures Coverage Ratio	NPE coverage	Stock of provisions (allowance for impairment for loans and advances to customers) over non-performing exposures, period end
Non-Performing Exposures Ratio	NPE ratio	Non-performing exposures over gross loans, period end
Non-Performing Loans	NPLs	Loans and advances to customers in arrears for 90 days or more
90 Days Past Due Coverage Ratio	90dpd coverage	Stock of provisions over loans and advances to customers in arrears for 90 days or more, period end
90 Days Past Due Formation	90dpd formation	Net increase / (decrease) of loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings
90 Days Past Due Ratio	90dpd ratio	Loans and advances to customers in arrears for 90 days or more over gross loans, period end
Operating Expenses	OpEx, costs	Personnel expenses + General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets
Operating Profit / (Loss)	—	Total income less operating expenses and provisions (credit provisions and other impairment charges)
Pre-Provision Income	PPI	Total income less operating expenses, before provisions (credit provisions and other impairment charges)
Profit / (loss) after tax	PAT (cont. ops)	Profit / (loss) for the period from continuing operations
Risk Weighted Assets	RWAs	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013
Tangible Equity / Book Value	TBV	Common equity less goodwill & intangibles (goodwill, software and other intangible assets)
Total deposits	—	Due to customers
Common Equity / Book Value	BV	Equity attributable to NBG shareholders less minorities (non-controlling interests) and contingent convertible securities (CoCos)

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: March 30th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: March 30th, 2017

Director, Financial Division